EXHIBIT 12.1

StanCorp Financial Group, Inc.

Computation of Ratio of Earnings to Fixed Charges
Actual and Pro forma
(Dollars in millions)

	Years Ended December 31,					Six Months Ended June 30,		Pro forma (2)
								Year Ended December 31	Six Months Ended June 30,
	1997	1998	1999	2000	2001	2001	2002	2001	2002
Earnings calculation:
Income from continuing operations before income taxes	$85.2	$99.4	$125.1	$144.8	$164.5	$80.8	$77.0	$147.1	$68.4
Plus Total fixed charges (see below)	1.6	1.8	2.2	4.4	4.3	2.3	2.0	21.7	10.7
Less capitalized interest	—	—	—	—	—	—	—	—	—

Earnings	$86.8	$101.2	$127.3	$149.2	$168.8	$83.1	$79.0	$168.8	$79.1

Fixed charges calculation:
Interest, including capitalized interest, on all indebtedness	$—	$—	$—	$1.9	$1.2	$0.7	$0.5	$1.2	$0.5
Amortization of debt issuance cost	—	—	—	—	—	—	—	17.4	8.7
That portion of rental expense which we believe to be representative of an interest factor (1)	1.6	1.8	2.2	2.5	3.1	1.6	1.5	3.1	1.5

Total Fixed charges	$1.6	$1.8	$2.2	$4.4	$4.3	$2.3	$2.0	$21.7	$10.7

Ratio of earnings to fixed charges	54.3x	56.2x	57.9x	33.9x	39.3x	36.1x	39.5x	7.8x	7.4x

(1)	Interest portion of operating leases is assumed to be 28 percent.

(2)
The pro forma ratio of earnings to fixed charges reflects adjustments to the historical ratio to give effect to (i) the offering of our 6.875% Senior Notes due 2012, issued on September 25, 2002, and (ii) the application of the proceeds thereof to the repayment of our short-term debt under our line of credit, as if such transactions had occurred at the beginning of the periods presented. The pro forma ratio does not give effect to any other pro forma events.